EXHIBIT 99.8 Notice to ASX/LSE Agreements reached on trans-Guinean infrastructure in milestone for Simandou iron ore project 11 August 2023 Rio Tinto and the Simfer1 joint venture (Simfer) reached an important milestone today by concluding key agreements with the Republic of Guinea and Winning Consortium Simandou2 (WCS) on the trans-Guinean infrastructure for the world class Simandou iron ore project. The Co-Development Convention with the Republic of Guinea and associated agreements adjusting Simfer and WCS’s existing mine conventions create the legal framework for the co-development of more than 600 kilometres of new multi-use rail together with port facilities, that will be used to export iron ore from the Simandou mining concessions in the southeast of the country. Rio Tinto Executive Committee lead for Guinea and Copper Chief Executive Bold Baatar said “With these agreements we have reached an important milestone towards full sanction of the Simandou project, bringing together the complementary strengths and expertise of Rio Tinto and our partners, the Government of Guinea and Winning Consortium Simandou, for the infrastructure that will unlock this world class resource. Simandou, the world’s largest known undeveloped supply of high-grade, low-impurity iron ore, will strengthen Rio Tinto’s portfolio by complementing our existing Pilbara and Iron Ore Company of Canada products.” The infrastructure capacity and associated cost will be shared equally between Simfer, which is developing blocks 3 and 4 of the Simandou project, and WCS, which is developing blocks 1 and 2. China Baowu Steel Group has also previously entered into a term sheet agreement with WCS that may see it partner in the WCS scope for blocks 1 and 2 of the Simandou mining concession and the infrastructure joint venture. The Co-Development Convention requires ratification by the Guinean State. It is also subject to a number of conditions, including the Guinean State’s approval of the final feasibility study for the project. Negotiations continue between the partners to finalise the investment agreements and related shareholders’ agreements which underpin the co-development. A further announcement will be made when appropriate concerning these agreements. Critical path works continue to be progressed by the partners to ensure progress is maximised during the 2023-24 dry season. 1 The Simfer joint venture comprises Simfer S.A., the holder of Simandou South Blocks 3 & 4, which is owned by the Government of Guinea (15%) and Simfer Jersey Limited (85%). In turn, Simfer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings (47%) – a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%). 2 WCS is a consortium between Winning International Group (49.99%), Weiqiao Aluminium (part of the China Hongqiao Group) (49.99%) and United Mining Suppliers (0.0002%).

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. Category: Simandou riotinto.com